21004952

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Hood & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Hood & Company LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended September 30, 2021

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

As of and for the Year Ended September 30, 2021

Contents

Financial Statements

Supplementary Information

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Management and Sole-Member of
William Hood & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William Hood & Company, LLC, (the "Company"), as of September 30, 2021, and the related statements of income, changes in member's equity, and cash flows, for the year ended September 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of September 30, 2021, and the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mazars USA LLP

New York, NY
November 4, 2021

William Hood & Company, LLC

(A LIMITED LIABILITY COMPANY)

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Financial Condition

As of September 30, 2021

ASSETS

Cash	$	5,973,407
Restricted cash		86,713
Contract assets		51,739
Prepaid expenses		79,164
Right of use asset		497,799
TOTAL ASSETS	$	6,688,822

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Contract liabilities	$	765,000
Operating lease liability		508,496
Accounts payable and accrued expenses		8,493
TOTAL LIABILITIES	$	1,281,989
MEMBER'S EQUITY		5,406,833
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,688,822

See Notes to Financial Statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Income

For the Year Ended September 30, 2021

REVENUE:	
Investment banking income	$ 15,247,300
Other income	178,200
Expense reimbursement income	28,238
Interest income	2,036
Total Revenue	$ 15,455,774
OPERATING EXPENSES:	
Compensation expense and related costs	4,420,967
Travel and entertainment expense	391,744
Professional fees	235,694
Rent expense	164,820
Other expenses	233,817
Insurance expense	201,675
Marketing expense	78,870
Regulatory expense	59,209
Total Expenses	5,786,796
NET INCOME	$ 9,668,978

See Notes to Financial Statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Changes in Member's Equity

For the Year Ended September 30, 2021

MEMBER'S EQUITY, OCTOBER 1, 2020	$	1,887,855
Member's distributions		(6,150,000)
Net income		9,668,978
MEMBER'S EQUITY, SEPTEMBER 30, 2021	$	5,406,833

See Notes to Financial Statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Cash Flows

For the Year Ended September 30, 2021

OPERATING ACTIVITIES:		
Net income	$	9,668,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Forgiveness of loan payable		(178,200)
Net change in operating assets:		
Increase in contract assets		(50,754)
Increase in prepaid assets		(70,797)
Decrease in right of use asset		115,900
Net change in operating liabilities:		
Decrease in contract liabilities		(110,000)
Decrease in accounts payable and accrued expenses		(45,911)
Decrease in operating lease liability		(112,591)
Net Cash Provided by Operating Activities		9,216,625
FINANCING ACTIVITIES:		
Member's distributions		(6,150,000)
Net Cash Used in Financing Activities		(6,150,000)
NET INCREASE IN CASH		3,066,625
CASH AT BEGINNING OF YEAR		2,993,495
CASH AT END OF YEAR	$	6,060,120
CASH CONSISTS OF:		
Cash	$	5,973,407
Restricted Cash		86,713
Total Cash	$	6,060,120

See Notes to Financial Statements.

1. Organization and Nature of Business

William Hood & Company, LLC (the "Company") was approved for FINRA membership on August 28, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activities include identifying potential merger and acquisition opportunities for clients, as well as fundraising activities. Effective February 11, 2021 FINRA approved the Company's continuing membership application for a material change in business operations as well as a change in ownership. As such, the Company has been approved to expand its business operations to include activities as a "Best Efforts" underwriter and Selling Group Participant in a firm commitment underwriting.

During the year ended September 30, 2021, the single-member formed a holding company, WHC Holdings Company, LLC (the "Parent"), and contributed their interest in the Company to the holding company in exchange for interest in the Parent. The Company facilitates all securities activities from its office at 555 Madison Avenue, 11th Floor, New York, New York.

2. Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions. Restricted cash is included in cash for the purposes of the statement of cash flows.

Revenue recognition - The Company's investment banking income is comprised of mergers and acquisitions advisory services, revenue sharing, "Best Efforts" underwriting for clients, as well as fundraising services, all of which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Revenue earned not received is recognized as a contract asset on the statement of financial condition.

On occasion, additional consideration is promised within the contract. These investment banking fees are contingent upon the occurrence of future events. Due to the amount of the consideration being highly susceptible to factors outside of the Company's influence, the fees are considered earned after the future event has occurred.

The Company incurs costs time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers the customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursements of such costs from the client are presented on a gross basis.

2. Significant Accounting Policies (Continued)

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Under FASB Topic 606, the Company's primary sources of revenue, which are investment banking fees, are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is terminated.

The Company earned income in the amount of $99,540 through a revenue sharing agreement, which is included in investment banking income within the statement of income.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses (Topic 326). The main objective of Topic 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On October 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's capital.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ended September 30, 2021 is as follows:

Revenue Stream	Total Revenue
Investment Banking Income	
Mergers and acquisitions advisory services	$14,604,010
Fundraising	543,750
Revenue sharing income	99,540
"Best Efforts" underwriting	-
Subtotal	$15,247,300
Other income	$178,200
Interest Income	$2,036
Expense Reimbursement Income	$28,238

The receivable balance on contracted assets as of October 1, 2020 was $986. The receivable balance on contracted assets as of September 30, 2021 was $51,739. Contract liabilities as of October 1, 2020 was $875,000. The contract liabilities balance as of September 30, 2021 was $765,000.

Income taxes – The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

2. Significant Accounting Policies (Continued)

Uncertain tax positions - The Company has adopted FASB Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"),* which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of September 30, 2021, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable - Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At September 30, 2021, the Company had net capital of $5,189,217 which was $5,136,938 in excess of its required net capital of $52,279. The Company's ratio of aggregate indebtedness to net capital was 15%. On February 11, 2021 FINRA approved changes in the Company's business operations resulting in an increase in the Company's net capital requirement from $5,000 to $50,000.

4. Concentrations of Credit Risk

COVID-19 - Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash - The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of September 30, 2021, the amount in excess of insured limits of $250,000 was $5,758,534.

Revenue - For the year ended September 30, 2021, 51% of gross revenues was derived from two customers.

Receivables - The balance receivable from one customer accounted for 72% of the total accounts receivable.

5. Right of use asset and lease liability

In connection with FASB Topic 842 regarding leases, the Company recorded a right to use asset, which was offset by a corresponding liability. The asset and liability were amortized monthly during the fiscal year ended September 30, 2021. There was no material impact to the Company's net capital, as the right of use asset was allowable to the extent there was an offsetting lease obligation. Total rent expense for the year ended September 30, 2021 was $164,820. The lease has a remaining term of 4 years and an incremental borrowing rate of 5% on the lease liability.

6. Commitments and Contingencies

Office Leases - The Company entered into an agreement to lease office space in New York City, NY beginning October 16, 2018 and ending August 31, 2025.

The minimum base rental commitments under this lease at September 30, 2021, are as follows:

Year Ending September 30,		
2022	$	141,044
2023		145,276
2024		149,634
2025		154,123
Total		590,077
Less: imputed interest		81,581
Lease liability	$	508,496

The lease is secured by an irrevocable letter of credit in the amount of $86,050.

7. Restricted Cash

The Company has cash at a bank totaling $86,713, that is securing an irrevocable letter of credit in favor the landlord.

8. Reimbursed Expense

In the course of providing investment banking services to its clients, the Company incurs costs primarily related to travel and entertainment for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $28,238 are presented gross on the statement of income.

9. Bank Loan Payable

The Company was approved by its bank and the Small Business Administration for a loan in the amount of $178,200, which was issued to the Company on April 17, 2020. Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act, the Company applied for forgiveness, and its application for full forgiveness was approved on December 16, 2020. The Company recognized $178,200 in income as a result of this forgiveness, and it is reported as other income within the statement of income.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2021 and November 4, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. During this period, there were no material subsequent events requiring disclosure.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2021
Schedule I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL		$	5,406,833
DEDUCTIONS AND/OR CHARGES:			
Restricted Cash			(86,713)
Prepaid Expenses			(79,164)
Contract Assets			(51,739)
NET CAPITAL		$	5,189,217
AGGREGATE INDEBTEDNESS:			
Contract liabilities		$	765,000
Accounts payable and accrued expenses			8,493
Operating lease liability	$508,496		
Less: Right of use asset	(497,799)		10,697
		$	784,190
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required (greater of $50,000 or 6.67% of aggregate indebtedness)		$	52,279
Excess net capital		$	5,136,938
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement		$	5,110,798
Percentage of aggregate indebtedness to net capital			15%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5 as of September 30, 2021.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission
Schedule II

The Company does not claim an exemption under SEC Rule 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, including revenue sharing related to this activity, (2) fundraising and (3) "Best Efforts" underwriting and selling group participation.

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Management and Sole-Member of
William Hood & Company, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which William Hood & Company, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company is filing this Exemption Report relying on footnote 74 of the SEC Release No. 37-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to 1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, including revenue sharing related to this activity, 2) fundraising and 3) best efforts underwriting and selling group participation. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about William Hood & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and the related SEC Staff Frequently Asked Questions.

Mazars USA LLP

New York, NY
November 4, 2021

WILLIAM HOOD & COMPANY LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
EXEMPTION REPORT

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To Whom It May Concern:

William Hood & Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, including revenue sharing related to this activity, (2) fundraising and (3) "Best Efforts" underwriting and selling group participation. Further, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company did not carry accounts of or for customers; and did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

I, WILLIAM HOOD, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature: William Hood

Title: CEO
Date: November 4, 2021

William Hood & Company, LLC

Schedule of SIPC Assessment and Payments
For the Year Ended September 30, 2021

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

To the Management and Sole-Member of
William Hood & Company, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC 7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose

The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

mazars

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
November 4, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended September 30, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

William Hood & Company
555 Madison Avenue, 11th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $22,916

B. Less payment made with SIPC-6 filed (exclude interest) (14,708)

April 6, 2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,208

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $8,208

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $8,208

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

William Hood & Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of October, 20 21.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2020 and ending September 30, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,455,773
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	178,200
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	178,200
2d. SIPC Net Operating Revenues	$ 15,277,573
2e. General Assessment @ .0015	$ 22,916
	(to page 1, line 2.A.)